UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Green Plains Renewable Energy, Inc.
(Name of Issuer)

Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)

393222104
(CUSIP Number)

Alain Treuer Wilon Holdings S.A. MMG Tower, 16th Floor 53rd E Street, Marbella Panama City, Republic of Panama (507) 208-7086	With a copy to: Colin J. Diamond White & Case LLP 1155 Avenue of the Americas New York, NY 10019 (212) 819-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393222104
1.	Name of Reporting Person Wilon Holdings S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,070,716
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,070,716
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,716
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 6.5% (based upon 31,743,958 shares outstanding as of March 10, 2010, as advised by the Issuer)
14.	Type of Reporting Person (See Instructions) OO

* As a result of the Shareholders’ Agreement described in Item 4 of the Initial Schedule 13D and Amendment No. 1 to Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by NTR plc and its wholly-owned affiliates, NTR US Biosystems Holdings Limited (formerly Bioverda International Holdings Limited) and Greenstar North America Holdings, Inc., and Wayne Hoovestol.  Based on the information provided to the Reporting Persons, NTR plc and its wholly-owned affiliates beneficially own 11,227,653 shares of the Issuer’s common stock, representing in the aggregate 35.4% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns an additional 946,592 shares of the Issuer’s common stock, representing 3.0% of the issued and outstanding common stock of the Issuer. Each Reporting Person disclaims any such beneficial ownership except to the extent of their respective pecuniary interest therein.

CUSIP No. 393222104
1.	Name of Reporting Person Alain Treuer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,070,716
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,070,716
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,716*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 6.5% (based upon 31,743,958 shares outstanding as of March 10, 2010, as advised by the Issuer)
14.	Type of Reporting Person (See Instructions) IN

* As a result of the Shareholders’ Agreement described in Item 4 of the Initial Schedule 13D and Amendment No. 1 to Schedule 13D, the Reporting Persons may be deemed to be the beneficial owners of shares of the Issuer's common stock beneficially owned by NTR plc and its wholly-owned affiliates, NTR US Biosystems Holdings Limited (formerly Bioverda International Holdings Limited) and Greenstar North America Holdings, Inc., and Wayne Hoovestol.  Based on the information provided to the Reporting Persons, NTR plc and its wholly-owned affiliates beneficially own 11,227,653 shares of the Issuer’s common stock, representing in the aggregate 35.4% of the issued and outstanding common stock of the Issuer.  Based on the information provided to the Reporting Persons, Wayne Hoovestol beneficially owns an additional 946,592 shares of the Issuer’s common stock, representing 3.0% of the issued and outstanding common stock of the Issuer. Each Reporting Person disclaims any such beneficial ownership except to the extent of their respective pecuniary interest therein.

This Amendment No. 2 to Schedule 13D/A (this “Amendment No. 2”) is being filed to amend and supplement (i) the initial Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on October 27, 2008 (the “initial Schedule 13D”) and (ii) Amendment No. 1 to Schedule 13D/A filed by the Reporting Persons with the SEC on November 4, 2008 (“Amendment No. 1”).  Except as specifically amended by this Amendment No. 2, the initial Schedule 13D and Amendment No. 1 remain unchanged.  Capitalized terms used and not otherwise defined in this Schedule 13D/A have the meanings given them in the initial Schedule 13D and Amendment No. 1, as applicable.

This Amendment No. 2 is being filed pursuant to Exchange Act Rule 13d-2(a) to report a material decrease in the percentage of shares of ccommon stock beneficially owned by the Reporting Persons solely as a result of an increase in the number of outstanding shares of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Items 5 and 6 of the Initial Schedule 13D, under Section 3.7 of the Shareholders Agreement among the Reporting Persons, until such time as the Issuer issued an aggregate of at least 6,000,000 shares of common stock to non-affiliates of the Issuer, the Reporting Persons and NTR plc and its wholly-owned affiliates agreed to vote their shares in favor of four independent nominees to the board of directors proposed by the Issuer in accordance with the Issuer's nominating committee policy, in the same proportion as the shareholders of the Issuer not affiliated with NTR plc and its wholly-owned affiliates and Wilon Holdings S.A.  As a result of the sale by the Issuer of 6,325,000 shares of its common stock to non-affiliates on or about March 10, 2010, the voting obligations of the Reporting Persons and NTR plc and its wholly-owned affiliates with respect to the Issuer’s four independent board nominees are no longer in effect. The other voting obligations of the Reporting Persons, NTR plc and its wholly-owned affiliates and Wayne Hoovestol under Sections 3.1 and 3.2(e) remain in effect.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

A.	Agreement of Joint Filing.†
B.	Agreement and Plan of Merger dated May 7, 2008, by and among Green Plains Renewable Energy, Inc., Green Plains Merger Sub, Inc., and VBV LLC.†
C.
Shareholders’ Agreement dated October 15, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited, Bioverda US Holdings LLC, Wilon Holdings S.A. and Wayne Hoovestol.†

D.	Stock Purchase Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.†
E.	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc., Bioverda International Holdings Limited and Bioverda US Holdings LLC.†
F.	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wilon Holdings S.A.†
G.	Lock-Up and Voting Agreement dated May 7, 2008 by and among Green Plains Renewable Energy, Inc. and Wayne Hoovestol.†
H.	Put and Call Agreement (VBV) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.†
I.	Notice of exercise of Put Option (VBV) dated October 1, 2008, as amended effective October 15, 2008. †
J.	Put and Call Agreement (GPRE) dated April 1, 2008 by and among Bioverda International, Bioverda US Holdings LLC and Wilon Holdings S.A.†
K.	Notice of exercise of Put Option (GPRE) dated October 1, 2008, as amended effective October 15, 2008.†
† Previously incorporated by reference.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2010

Wilon Holdings S.A.

/s/ Stephen Dickson
Name: Mitre Services Limited
Title: President and Legal Representative
Signed by Stephen Dickson for and on behalf of Mitre Services Limited

/s/ J Bradley Heney
Name: Trite Holdings Inc.
Title: Secretary
Signed by J Bradley Heney for and on behalf of Trite Holdings Inc.

Alain Treuer
/s/ Alain Treuer